NAME OF REGISTRANT: DAVITA

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

May 18, 2021

To DaVita Stockholders:

Friends Fiduciary Corporation seeks your support for Proposal 4 at the stockholder meeting on June 10, 2021.

The proposal asks DaVita to prepare an annual report on its political spending.

Resolved, that the shareholders of DaVita Inc. (“DaVita” or “Company”) hereby request that the Company provide a report, updated semiannually, disclosing the Company’s:

1.    Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any   segment thereof, with respect to an election or referendum.

2.    Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

a.       The identity of the recipient as well as the amount paid to each; and

b.       The title(s) of the person(s) in the Company responsible for decision-making

The report shall be presented to the board of directors or relevant board committee and posted on the Company’s website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

As investors we believe transparency and accountability in corporate spending to influence legislation and regulation are in the best interests of DaVita stockholders. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with Company mission, values, and ethics. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to DaVita’s reputation to the detriment of shareholder value.

2

SUMMARY OF RATIONALE

•	Company reputation is an important component of shareholder value;

•	DaVita’s current disclosures are inadequate;

•	Indirect political spending through 501(c)(4) social welfare groups presents potential risks and lacks accountability;

•	DaVita could easily provide shareholders the political spending disclosures requested in this proposal; and

•	Investors are asking for political spending transparency to better understand risks.

I.	Company Reputation is an Important Component of Shareholder Value

DaVita’s failure to provide robust and complete disclosure of its political spending activities exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate political expenditures potentially exposes companies to increased reputational risk, particularly if sufficient oversight and controls are lacking.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

__________________________

1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

3

DaVita has not been immune to reputational issues in recent years, with our Company reportedly “defrauding the federal Medicare program of millions of dollars” in 2015.5 Though DaVita did not admit any wrongdoing at the time, the case was settled for millions. A more recent case was also settled when it came to light that DaVita had a continued practice between 2005 and 2014 of providing “kickbacks [to physicians or physician groups] to induce the referral of patients to its dialysis clinics.” DaVita agreed to pay $350 million to resolve claims that the company had violated the False Claims Act.6 An employee involved in the case said of his time at DaVita: “the thing that made it so upsetting was the external messaging the company puts out versus what happens behind closed doors.”7 Political activity cannot only create legal risk for a company, but business and reputational risk as well. Most significantly, “these risks include the perception that political contributions – and other forms of activity – are at odds with core company values.”8 As shareholders, we believe it is important for DaVita to work to strengthen its reputation for integrity and transparency, by meeting or surpassing best practice of political spending disclosure. The changes presented by the Company fail to meet this standard.

DaVita Needs to Commit to Political Spending and Dark Money Transparency in the Wake of the Capitol Insurrection

In the wake of the Capital riots, transparency and accountability of corporate political spending activities are especially important.

After January 6, DaVita was identified as one of several corporations that halted PAC contributions. DaVita has specifically stopped contributions to all congressional candidates for six months or less.”9

This pause in contributions indicates the Company recognizes potential risk in its political activities. But the question remains whether the short-term change that DaVita, and other companies, made in response was simply an emergency measure to attempt to repair reputational damage, or whether more lasting action is needed to mitigate risks to the company.10 Increasingly, investors are asking companies to commit to greater corporate political responsibility by disclosing their political expenditures, including all dark money payments to third-party groups that use that money to influence policy.11

On mission and values regarding integrity, DaVita states “We say what we believe, and we do what we say. We are trusted because we are trustworthy. In our personal, team, and organizational values, we strive for alignment in what we say and do.”12 As investors we believe DaVita could show its commitment to integrity by disclosing its political spending to shareholders, including all its third-party spending to influence public policy, to ensure that what our Company actually does is in alignment with what it says.

__________________________

5 https://www.denverpost.com/2015/05/04/davita-will-pay-495-million-to-settle-atlanta-whistle-blower-case/

6 https://www.justice.gov/opa/pr/davita-pay-350-million-resolve-allegations-illegal-kickbacks

7 https://www.denverpost.com/2014/10/23/former-davita-insider-helped-build-case-that-led-to-389m-settlement/

8 “Under a Microscope,” The Conference Board, 2021, p. 6, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

9 https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

10 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump

11 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or

12 https://www.davita.com/about/history-and-culture/mission-and-values

4

DaVita’s failure to commit to disclosure of its third-party spending to influence public policy subjects our Company to unknown reputational risks. Increasingly in this “era of intense political polarization…companies are subject to ever-greater scrutiny for their political activities.”13 We believe DaVita needs to commit to corporate political responsibility by increasing its political spending disclosure, including all its third-party spending to influence public policy.

II.	DaVita’s Current Disclosures are Inadequate

According to the Center for Political Accountability’s 2020 CPA-Zicklin Index, an annual report that “benchmarks the political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies,”14 DaVita’s current score is 37.1 out of 100. This number trails behind peers and has dropped from its 2018 and 2019 Zicklin scores.15 As a well-respected non-partisan, non-profit advocacy organization, the CPA provides companies with clear guidelines on how to improve political spending transparency and disclosure. Through CPA and their partner efforts, “179 leading public companies have adopted political disclosure and oversight through agreements.”16 Many corporations utilize and adhere to the Zicklin Index to ensure they are up to date on the latest expectations for political spending disclosure as the index has become a clear way to determine a company’s level of transparency. DaVita’s poor score directly reflects a lack of transparency and insufficient political spending disclosure, demonstrating DaVita’s policies fall well short of best practice.

DaVita’s political spending information is difficult to obtain, limited, and is not consolidated. Our Company does not provide investors a central and comprehensive source where they can learn relevant corporate direct or indirect political spending activities/relationships, priorities, and how those efforts are supportive of or align with the Company’s strategy and investor interests.

III.	Indirect Political Spending through 501(c)(4) Social Welfare Groups Presents Potential Risks and Lack Accountability

While corporate donations to politicians and traditional PACs have strict limits, corporate payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means that companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.17

__________________________

13 “Under a Microscope,” The Conference Board, 2021, p. 3, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

14 https://politicalaccountability.net/index

15 https://politicalaccountability.net/index/past-cpa-zicklin-index-reports-2

16 https://politicalaccountability.net/hifi/files/2020-CPA-Zicklin-Index.pdf

17 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

5

DaVita Doesn’t Disclose its 501(c)(4) Social Welfare Organization Spending (AKA Dark Money), and It Should

DaVita fails to provide any information on support for social welfare - 501(c)(4) - organizations which can also lobby. The company has already come under scrutiny for its donations to the non-profit American Kidney Fund (“AKF”). AKF has been found to resist giving aid to patients at clinics that do not donate money to the fund. With Fresenius and DaVita providing nearly 80% of AKF’s funding, DaVita stands to benefit from the organization’s tactics, but at significant reputational risk.18 AKF has also been accused of guiding individuals to switch from “low-cost public insurers (that DaVita makes no profit from) to high-cost private insurers (that DaVita makes a substantial profit from),” 19 a practice that exposes patients to direct harm.20 A California bill AB290 intent on closing this “charity loophole” 21 declares, among other concerns, that “third-party payment arrangements have proliferated in recent years as a result of health care providers that have demonstrated a willingness to exploit the Affordable Care Act’s guaranteed issue rules for their own financial benefit.”22 This directly reflects similar shareholder concerns regarding the reputational risk of dark money, third party payments. In response the dialysis industry spent $2.5 million in political spending, including lobbying the Legislature and campaign contributions to support candidates and influence public opinion, between January and June 2019. DaVita has also given a significant amount to the non-profit organization The Patients and Caregivers to Protect Dialysis Patients that spent $440,000 in the first half of 2019, primarily on an advertising campaign to sway public opinion against the California measure.23 DaVita and another major clinic operator, Fresenius, similarly spent nearly $100 million in 2020 to successfully oppose Proposition 23 in California. The proposition was meant to, “require dialysis clinics in California to always have a licensed physician on-site during operating hours; report data on dialysis-related infections to regulators; obtain consent from the state before closing down; and prohibit clinics from discriminating against patients based on their source of payment or health care coverage.” 24 DaVita remains extremely active in political contributions, such political expenditures seed doubt as to whether our company is successfully using its funds to “advance the interests of our patients” as it claims in the company’s Statement in Opposition, or whether it uses the funds only to ensure company profits. The fact remains that a company loses control of funds contributed indirectly to third-party groups, threatening its ability to act consistently with its core values and protect its reputation.25 Such blind-spots can result in unintended controversial contributions that can “harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.”26 Shareholders have no way of knowing if DaVita’s contributions to 501(c)(4) welfare organizations and other third party contributions align with company values and thus have no way to anticipate possible reputational risk.

__________________________

18 https://www.nytimes.com/2016/12/25/business/kidney-fund-seen-insisting-on-donations-contrary-to-government-deal.html?module=inline

19 https://hindenburgresearch.com/davita-is-secretly-trying-to-defend-its-charity-scheme-with-a-lobbying-scheme/

20 https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=201920200AB290

21 https://hindenburgresearch.com/davita-is-secretly-trying-to-defend-its-charity-scheme-with-a-lobbying-scheme/

22 https://leginfo.legislature.ca.gov/faces/billTextClient.xhtml?bill_id=201920200AB290

23 https://www.latimes.com/california/story/2019-08-24/dialysis-industry-lobbying-to-avoid-oversight-in-california

24 https://fortune.com/2020/11/04/california-prop-proposition-23-results-kidney-dialysis-clinic-requirements-ballot-initiative/

25 https://politicalaccountability.net/hifi/files/reports/cpa-reports/Final_Draft_Collision_Report.pdf

26 “Under a Microscope,” The Conference Board, 2021, p. 17, https://conference-board.org/publications/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity.

6

IV. DaVita Could Easily Provide Shareholders the Political Spending Disclosures Requested in this Proposal

The Company’s Statement in Opposition claims DaVita has made new enhancements to their policy regarding political and lobbying expenditures. However, these efforts continue to fall short of best practice and fail to meet the shareholder proposal request. DaVita fails to disclose all payments made to 501(c)(4), social welfare organizations. The Company is not disclosing payments made to influence the outcome of ballot measures or referenda. In addition, the Company is failing to publicly disclose, on the Company website, a consolidated report listing political contributions. Lack of disclosure of payments to 501(c)(4) social welfare organizations, and other dark money payments, remains a huge blind-spot in DaVita’s policy. DaVita states that adopting the proposal would “incur undue costs and administrative burden without commensurate benefit to our stockholders.” We do not find this argument compelling or genuine. DaVita has this information readily available and could easily provide it to shareholders in a single report at minimal expense. While the statement insists DaVita’s public policy priorities and lobbying efforts advance the interests of patients and align with the public policy goals of the Company, shareholders have no way of knowing whether that claim is true if the Company does not disclose 501(c)(4) social welfare group expenditures. The Company’s further commitment to “being transparent and accountable when participating in the political process” falls exceedingly short when it comes to dark money.

V.	Investors Are Asking for Lobbying Transparency to Better Understand Risks

Clear policies and board oversight – coupled with disclosures to shareholders, would help mitigate risks and provide greater transparency and accountability allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders. The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports political spending and lobbying disclosures as best practice, and supports disclosure of any amounts over $10,000.27

__________________________

27 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

7

The potential reputational risks of DaVita’s political spending and its inadequate political spending disclosure policies highlight the critical need for the Company to improve its disclosures and increase transparency around its political spending policies and procedures.

Based on the above Rationale, we believe that DaVita’s current political spending disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 4, the stockholder proposal requesting a report on the Company’s political expenditures.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary Corporation is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges stockholders to vote for Proposal 4 following the instructions provided on the Company’s proxy mailing.